Virtuix Holdings Inc.

Virtuix

ANNUAL REPORT

11500 Metric Blvd., Suite 430

Austin, TX 78758

(512) 947-9029

https://virtuix.com/

This Annual Report is dated July 28, 2025.

BUSINESS

Company Overview

We are the creator of Omni, the premier brand of omnidirectional treadmills that let players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595 for Omni One Core and $3,495 for the complete Omni One system. On both, we target to make a gross margin of 40%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023. Virtuix Holdings Inc. also owns an equity stake of 57.5% in Virtuix Arabia LLC, a subsidiary organized in the Kingdom of Saudi Arabia and formed on June 13, 2024.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 24 patents covering mechanical design, motion tracking, and game integration. 7 more patents are pending. The company also owns 15 registered trademarks.

Previous Offerings

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $3,871,396.42
Number of Securities Sold: 622,411
Use of proceeds: Launch of Omni One
Date: April 28, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: Debt
Final amount sold: $2,485,000.00
Use of proceeds: Ramping up production and general corporate purposes
Date: July 15, 2024
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,023,576.85
Use of proceeds: Launch of Omni One
Date: March 18, 2024
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE
Final amount sold: $6,947,161.00
Use of proceeds: Launch of Omni One
Date: February 24, 2023
Offering exemption relied upon: 506(c)

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $2,600,956
Number of Securities Sold: 424,641
Use of proceeds: Launch Omni One
Date: September 18, 2024
Offering exemption relied upon: 506(b)

Type of security sold: Debt
Final amount sold: $217,677.50
Use of proceeds: General corporate purposes
Date: May 15, 2025
Offering exemption relied upon: 506(b)

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $2,922,691 (net of investor fees)
Number of Securities Sold: 568,000
Use of proceeds: General corporate purposes
Date: December 16, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended March 31, 2025 compared to year ended March 31, 2024

Revenue

Net sales for the year ended March 31, 2025, were $3,590,438, a 49% increase from $2,408,920 in fiscal 2024. This increase is primarily attributable to the launch of Omni One in September 2024 and the fulfillment of Omni One preorders placed in fiscal year 2025 and 2024. The increase in Omni One sales more than offsets the decrease in Omni Arena revenues, caused primarily by market saturation and our shift in marketing and development focus from Omni Arena to Omni One.

Cost of goods sold

Cost of goods sold in fiscal year 2025 was $3,817,815, an increase of $2,290,262 from costs of goods sold of $1,527,553 in fiscal year 2024. The increase was primarily due to an increase in Omni One sales.

Gross margins

Fiscal year 2025 gross profit decreased by $1,108,744 over fiscal year 2024 gross profit, and gross margin as a percentage of revenues decreased from 37% in 2024 to -6% in 2025. This negative gross margin in 2025 was the result of the delivery of Omni One units sold to Virtuix investors who participated in our 2020 and 2023 equity crowdfunding campaigns in which investors were awarded discounts on Omni One purchases. These discounts, in some cases as high as 100% (i.e., free investor units), significantly impacted the profitability of Omni One units delivered in fiscal year 2025. We believe our gross margin will significantly increase in fiscal year 2026, as we've finished delivering the discounted investor units, and we also increased the selling price of the complete Omni One system from $2,595 to $3,495 plus shipping. We target a gross margin of 40% on the hardware sales of Omni One and Omni One Core, further supplemented by high-margin sales of Omni Online subscriptions and Omni One games.

Operating expenses

Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent advertising and other marketing costs, as well as the associated personnel costs. Total operating expenses increased to $13,959,392 in fiscal year 2025 from $13,076,254 in fiscal year 2024, primarily due to launch of Omni One. Both fiscal years include a non-cash stock-based compensation expense of approx. $4.7 million for the issuance of an incentive stock award to an advisor and Board member.

Historical results and cash flows:

The Company recently started shipping Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output and sales of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to scale sales and marketing of Omni One in 2025.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $477,908.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Western Technology Investment
Amount Owed: $76,718
Interest Rate: 12.25%
Maturity Date: September 01, 2025

Creditor: EIDL Loan
Amount Owed: $25,000.00
Interest Rate: 3.75%
Maturity Date: August 29, 2050

Creditor: Unsecured Promissory Notes
Amount Owed: $1,967,500.00
Interest Rate: 18.0%
Maturity Date: December 31, 2025

Creditor: Unsecured Promissory Notes
Amount Owed: $217,677.50
Interest Rate: 18.0%
Maturity Date: September 30, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jan Roger Goetgeluk
Jan Roger Goetgeluk's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Board Member
Dates of Service: February, 2013 - Present
Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives 250k a year in cash compensation.

Name: David Allan
David Allan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President and COO
Dates of Service: August, 2013 - Present
Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Parth Jani
Parth Jani's current primary role is with JC Team Capital. Parth Jani currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: July, 2023 - Present
Responsibilities: Member of the board. Parth does not receive cash compensation.
Other business experience in the past three years:
Employer: JC Team Capital
Title: Founder and CEO
Dates of Service: January, 2015 - Present
Responsibilities: Parth Jani is the Founder and CEO of JC Team Capital.

Name: Ugo de Charette
Ugo de Charette's current primary role is with Family Office. Ugo de Charette currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: April, 2024 - Present
Responsibilities: Member of the board. Ugo does not receive cash compensation.
Other business experience in the past three years:
Employer: Family Office
Title: CEO
Dates of Service: January, 2012 - Present
Responsibilities: Ugo de Charette manages his private equity family office.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jan Goetgeluk

Amount and nature of Beneficial ownership: 5,500,000

Percent of class: 16.5

RELATED PARTY TRANSACTIONS

Name of Entity: Heroix VR (Shanghai) Co., Ltd.
Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited
Relationship to Company: Joint Venture
Nature / amount of interest in the transaction:
During the years ended March 31, 2025 and 2024, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $42,754 and $111,218 , respectively. As of March 31, 2025, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $7,293. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379.
Material Terms: N/A

Name of Related Party: Jan Goetgeluk
Names of 20% owners: Jan Goetgeluk
Relationship to Company: CEO
Nature / amount of interest in the transaction:
The Company issued an unsecured promissory note to Jan Goetgeluk, totaling $50,000 and earning an annual interest of 18%, due September 30, 2025.
Material Terms: N/A

Name of Related Party: Mieke Criel
Names of 20% owners: Jan Goetgeluk
Relationship to Company: Direct family member of Jan Goetgeluk, CEO
Nature / amount of interest in the transaction:
The Company issued an unsecured promissory note to Mieke Criel, totaling $167,677.50 and earning an annual interest of 18%, due September 30, 2025.
Material Terms: N/A

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1

Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 803,858 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 10,750,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

The amount of Common Stock outstanding includes 2,500,000 shares that may be issued pursuant to options outstanding or shares reserved for issuance under Company stock plans.

17,682 additional shares of Common Stock were recently issued for the exercise of company warrants and are not included in the above amount outstanding.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,906,250 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i} shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 156,250 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the

Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under

Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,797,093 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The amount of Series A-1 Preferred outstanding includes 150,086 shares to be issued pursuant to warrants outstanding.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under. Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shar es into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 50,066 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 3,212,291 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law. See Voting Rights of Securities Sold in This Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in This Offering

Proxy: Investors in this offering will appoint the Company's Chief Executive Officer (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor will be coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Series B Preferred Shares sold in this offering will be subject to certain restrictions on transfer as described in the Amended and Restated Right of First Refusal Agreement. Please review Exhibit F for complete details.

Joinder Agreement

Investors in this offering will be signing onto (i) an Amended and Restated Investors' Rights Agreement; (ii) an Amended and Restated Right of First Refusal Agreement; (iii) an Amended and Restated Voting Agreement. Please review Exhibit F for complete details.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Securities cannot be resold for a period of one year. Other transfer restrictions may apply to the Securities purchased through this crowdfunding campaign. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company is offering securities in the amount of up to $618K in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current products are variants on one type of product, providing an omnidirectional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omnidirectional treadmills and their applications. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The security that an investor is buying (Series B Preferred) has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products. We are an early stage company and have not yet generated any profits Virtuix was formed in 2013.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has few customers and little revenue. If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The delivery and quality of the company's primary product is dependent on third-party manufacturers. The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays. The company's future success is dependent on the continued service of a small executive management team. The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers. Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations. All of the company's assets, including intellectual property, are pledged as collateral to a lender. Pursuant to the Loan and Security Agreement dated April 27, 2022 and the IP Security Agreement dated April 27, 2022 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc. and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property. Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results. Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results. Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business. Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. Legal Proceedings Virtuix Inc. is currently named as a co-defendant in a personal injury lawsuit (Case No. 202413366) filed on February 29, 2024, in the Texas District & County Court - Harris, related to an incident at a third-party venue, Dave & Buster's. The lawsuit involves a claim for damages filed by the plaintiff, Damian Robinson, for an accident that occurred at the venue. The case is currently in the discovery phase and no judgment has been made. Virtuix Inc. believes the lawsuit to be without merit and is vigorously defending itself against all claims. The case is being fully managed by our general liability insurance provider, The Hanover Insurance Group, which is covering all legal defense costs. Furthermore, any potential monetary relief sought by the plaintiff falls entirely within the coverage limits of our general liability insurance policy. As a result, even in the event of an adverse judgment or settlement, Virtuix Inc. does not expect any negative financial impact on the company. While we do not believe this lawsuit will affect the company's financial standing, operations, or ability to proceed with this offering, we are disclosing it in the interest of full transparency to potential investors. Rising tariffs or trade restrictions could significantly harm our business and financial results. A substantial portion of our consumer product, Omni One, is currently manufactured in China, and we rely on a Chinese supplier for the head-mounted display included in the system. If U.S. tariffs on Chinese imports increase substantially—i.e. greater than 30%—or if additional trade restrictions are imposed, our costs could rise significantly. This scenario might require us to raise prices, which could reduce customer demand and harm our revenue and growth, or require us to move production elsewhere, which could cause production delays or increased expenses during the transition. Reliance on the First Sale Rule to Reduce Import Tariffs May Not Be Successful We currently anticipate relying on the U.S. Customs and Border Protection's "First Sale Rule" to declare a lower dutiable value for certain imported components, such as the headset, which we purchase from a Chinese vendor. This strategy could reduce the amount of tariffs we owe on imported hardware by using the price paid by our vendor to its supplier, rather than the price we pay to our vendor. If we are unable to obtain the necessary documents from our vendor or if U.S. Customs does not accept the lower valuation, we may be required to pay tariffs based on the full price we pay to our vendor. This would increase our cost of goods sold and could negatively affect our gross margins, pricing strategy, and overall financial performance. Additionally, future changes to customs valuation rules or increased enforcement activity could further increase our exposure to higher tariffs.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 28, 2025.

Virtuix Holdings Inc.

By   /s/ *Jan Goetgeluk*

       Name: Virtuix Holdings Inc.

       Title: CEO

Exhibit A

FINANCIAL STATEMENTS

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND MARCH 31, 2024
AND
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2025 AND 2024

ASSETS

	March 31, 2025	March 31, 2024
CURRENT ASSETS		
Cash and cash equivalents	$ 477,908	$ 270,029
Receivables, net of allowance for credit losses	125,672	29,667
Inventory	1,456,249	970,490
Prepaids and other current assets	306,153	678,642
TOTAL CURRENT ASSETS	2,365,982	1,948,828
NONCURRENT ASSETS		
Property and equipment	1,321,931	1,335,112
Less: accumulated depreciation	(857,028)	(812,989)
Net property and equipment	464,903	522,123
Intangibles	2,792,059	2,443,018
Less: accumulated amortization	(810,356)	(503,335)
Net intangibles	1,981,703	1,939,683
Investment in joint venture	40,689	55,637
Other assets	86,258	79,604
Right-of-use asset - operating	835,488	296,437
TOTAL NONCURRENT ASSETS	3,409,041	2,893,484
TOTAL ASSETS	$ 5,775,023	$ 4,842,312

No assurance is provided

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

	March 31, 2025	March 31, 2024
CURRENT LIABILITIES		
Accounts payable	$ 807,401	$ 396,778
Accrued expenses	502,001	199,263
Deferred revenue	1,769,556	1,850,342
Due to related party	40,000	25,770
Current portion of notes payable, net of discount and unamortized deferred loan costs	2,589,976	397,412
Current portion of EIDL loan	549	363
SAFE notes	-	1,025,383
Lease liability - operating	204,051	222,717
TOTAL CURRENT LIABILITIES	5,913,534	4,118,028
LONG-TERM LIABILITIES		
Notes payable, net of discount and unamortized deferred loan costs	-	222,584
EIDL loan	24,087	24,637
Lease liability, net of current portion - operating	631,437	73,720
TOTAL LONG-TERM LIABILITIES	655,524	320,941
TOTAL LIABILITIES	6,569,058	4,438,969
STOCKHOLDERS' (DEFICIT) EQUITY		
Preferred stock, $.001 par value, 29,300,000 shares authorized at both March 31, 2025 and 2024, and 21,688,242 and 20,226,564 shares issued and outstanding at March 31, 2025 and March 31, 2024, respectively, with liquidation preferences respectively of $55,536,941 and $46,445,304, at March 31, 2025 and March 31, 2024	21,688	20,226
Common stock, $.001 par value, 37,000,000 shares authorized at both March 31, 2025 and 2024, and 8,259,644 and 8,250,000 shares issued and outstanding at March 31, 2025 and March 31, 2024, respectively	8,259	8,250
Additional paid-in capital	61,668,608	48,218,665
Accumulated deficit	(62,492,590)	(47,843,798)
TOTAL STOCKHOLDERS' (DEFICIT) EQUITY	(794,035)	403,343
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$ 5,775,023	$ 4,842,312

No assurance is provided

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

		2025		2024
NET SALES	$	3,590,438	$	2,408,920
COST OF GOODS SOLD		3,817,815		1,527,553
GROSS PROFIT		(227,377)		881,367
OPERATING EXPENSES				
Selling expenses		1,645,147		2,033,620
General and administrative expenses		10,129,112		8,420,984
Research and development expenses		2,185,133		2,621,650
TOTAL OPERATING EXPENSES		13,959,392		13,076,254
LOSS FROM OPERATIONS		(14,186,769)		(12,194,887)
OTHER INCOME (EXPENSE)				
Interest income		1,372		2,093
Other expense		(72)		-
Interest expense - debt		(369,420)		(126,047)
TOTAL OTHER INCOME (EXPENSE)		(368,120)		(123,954)
PROVISION FOR INCOME TAX				
Enterprise income tax expense		2,353		10,676
Delaware franchise tax		76,602		51,715
TOTAL PROVISION FOR INCOME TAX		78,955		62,391
SHARE OF LOSS IN JOINT VENTURE		(14,948)		(20,161)
NET LOSS	$	(14,648,792)	$	(12,401,393)
Weighted average common shares outstanding:				
Basic and Diluted		8,224,645		6,446,804
Net loss per share:				
Basic and Diluted	$	(1.78)	$	(1.92)

No assurance is provided

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

| | Preferred Stock | | Common Stock | | Treasury | Treasury | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Shares	Stock	Paid-In Capital	Deficit	Total
Balance at March 31, 2023	18,931,266	$ 18,931	5,500,000	$ 5,500	-	$ -	$ 36,626,321	$ (35,419,922)	$ 1,230,830
Cummulative-effect adjustment - ASC 326 adoption	-	-	-	-	-	-	-	(22,483)	(22,483)
Stock-based compensation	-	-	-	-	-	-	40,798	-	40,798
Issuance of common stock for services	-	-	2,750,000	2,750	-	-	4,644,750	-	4,647,500
Issuance of preferred stock	622,411	622	-	-	-	-	3,559,113	-	3,559,735
Conversion of SAFE notes	672,887	673	-	-	-	-	3,347,683	-	3,348,356
Net loss	-	-	-	-	-	-	-	(12,401,393)	(12,401,393)
Balance at March 31, 2024	20,226,564	$ 20,226	8,250,000	$ 8,250	-	$ -	$ 48,218,665	$ (47,843,798)	$ 403,343
Stock-based compensation	-	-	-	-	-	-	1,213,195	-	1,213,195
Exercise of common stock warrants	-	-	9,644	9	-	-	86	-	95
Issuance of preferred stock	538,692	539	-	-	-	-	2,604,380	-	2,604,919
Fair value of common stock warrants	-	-	-	-	-	-	394,132	-	394,132
Repurchase of common stock	-	-	-	-	(2,750,000)	(2,750)	-	-	(2,750)
Issuance of common stock for services	-	-	-	-	2,750,000	2,750	4,644,750	-	4,647,500
Conversion of SAFE notes	922,986	923	-	-	-	-	4,593,400	-	4,594,323
Net loss	-	-	-	-	-	-	-	(14,648,792)	(14,648,792)
Balance at March 31, 2025	21,688,242	$ 21,688	8,259,644	$ 8,259	$ -	$ -	$ 61,668,608	$ (62,492,590)	$ (794,035)

No assurance is provided

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (14,648,792)	$ (12,401,393)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	482,389	147,938
Amortization of discount on notes payable	13,727	21,685
Credit (recovery) loss expense	(17,912)	43,461
Stock-based compensation	5,860,790	4,688,298
Share of loss in joint venture	14,948	20,161
(Increase) decrease in assets:		
Prepaid expenses and other current assets	372,489	(521,237)
Accounts receivable	(78,093)	96,553
Other assets	(6,654)	(32,890)
Inventory	(485,759)	147,759
Operating lease right-of-use assets	282,593	219,519
Increase (decrease) in liabilities:		
Accounts payable	410,623	235,765
Accrued expenses	272,873	20,251
Operating lease liabilities	(282,593)	(219,519)
Deferred revenue	(80,786)	806,093
CASH USED IN OPERATING ACTIVITIES	(7,890,157)	(6,727,556)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(467,189)	(1,111,014)
CASH USED IN INVESTING ACTIVITIES	(467,189)	(1,111,014)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	2,881,551	3,559,735
Proceeds from SAFE notes	3,598,805	2,642,182
Payments on short-term notes payable	(411,247)	-
Payments on long-term notes payable	(364)	(363,245)
Proceeds from short-term notes payable	2,485,000	-
Payment for equity repurchase	(2,750)	-
Due to related parties	14,230	682
CASH PROVIDED BY FINANCING ACTIVITIES	8,565,225	5,839,354
NET INCREASE (DECREASE) IN CASH	207,879	(1,999,216)
CASH AT BEGINNING OF YEAR	270,029	2,269,245
CASH AT END OF YEAR	$ 477,908	$ 270,029

No assurance is provided

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

		2025		2024
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Interest paid	$	56,824	$	104,361
Enterprise income taxes paid to People's Republic of China	$	2,353	$	10,676
Delaware franchise tax paid	$	55,258	$	26,439
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:				
SAFE notes converted to preferred stock	$	4,594,323	$	3,348,356
Fair value of warrants issued with SAFE Notes	$	394,132	$	-
Recognition of right-of-use assets - operating	$	821,644	$	443,112

No assurance is provided

Note 1. Nature of Operations

Virtuix Holdings Inc. ("Virtuix Holdings" or the "Company") was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix Inc., a Delaware corporation formed on April 15, 2013. Virtuix Inc. develops virtual reality hardware and software, originally the Omni Pro, the first omni-directional treadmill that lets players walk and run freely in 360 degrees inside video games and other virtual worlds. In February 2019, the Company began to offer Omni Arena, a four-player esports attraction that includes four Omni Pro motion platforms. In January 2023, the Company began to offer Omni One, the first Omni entertainment system designed for the home. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited ("VML"), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise ("WFOE") registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Virtuix Manufacturing Taiwan Ltd. ("VMT") was formed on January 17, 2023, and is a wholly-owned foreign subsidiary of VHI. VMT is a Taiwan corporation that was formed to employ staff in Taiwan and conduct manufacturing operations. Virtuix Arabia LLC ("VA") was formed in June 2024, and is a 57.5% owned foreign subsidiary of VHI. VA has not yet begun operations.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture" or "Heroix"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Virtuix Holdings Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation
The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company's functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates
Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which provides a five-step model to determine when and how revenue is recognized. Under this model, revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring control of goods or services to a customer.

The Company applies the following five steps to all revenue-generating arrangements:

1. Identify the contract with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations; and
5. Recognize revenue when or as each performance obligation is satisfied.

The Company's contracts typically consist of product sales, installation services, support programs, or the sale of digital playtime credits. Each of these is evaluated to determine whether it represents a separate performance obligation.

The majority of revenue arrangements involve a single performance obligation to transfer or install physical goods. Revenue is recognized when control is transferred to the customer, which occurs as follows:

- Omni Pro units and related accessories – Revenue is recognized upon shipment to the customer, which is when control transfers and title passes.
- Omni One units – Revenue is recognized upon shipment, consistent with the Company's shipping terms.
- Omni Arena systems – Revenue is recognized upon installation at the customer's location, which is when control transfers.
- Omni Care service program – This is a separate performance obligation included with Omni Arena contracts. Revenue is recognized ratably over the 12-month subscription period.
- Omniverse credits – These credits grant access to virtual content or gameplay tied to Omni Pro and Omni Arena units. Revenue is recognized over the period during which access is expected to be consumed, typically two months from purchase based on usage patterns.

Contracts may include multiple performance obligations. In such cases, the Company allocates the transaction price to each obligation based on relative standalone selling prices. Payment terms are generally fixed and do not include significant financing components.

Amounts received in advance of satisfying performance obligations are recorded as contract liabilities and recognized as revenue when the related obligation is fulfilled. The Company's contracts do not typically include variable consideration, material rights, or warranties that give rise to separate performance obligations. Additionally, the Company has evaluated its role in the sale of digital content and has concluded that it acts as the principal, as it controls the content prior to transfer to the customer.

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2025 and 2024, the Company's cash and cash equivalents were deposited primarily in five financial institutions, which did not exceed federally insured limits as of March 31, 2025, and exceeded federally insured limits by $642,878 as of March 31, 2024.

Note 2. Summary of Significant Accounting Policies (continued)

All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $196,962 and $148,432, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2025 and 2024, respectively.

Accounts Receivable
Terms of payment are generally thirty days from the invoice date. Receivables are recorded net of an allowance for credit losses, which is established based on management's best estimate of probable credit losses after considering factors such as previous loss history, customers' ability to pay their obligations, and the condition of the general economy and industry as a whole.

Inventory Valuation
Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using weighted average cost at one subsidiary and specific identification cost at the remaining subsidiaries. There is no material impact on the comparability of the financial results as a result of these differing methods. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the respective operating lease or the estimated economic life of the asset. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements
The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses, notes payable, and lease liability. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Note 2. Summary of Significant Accounting Policies (continued)

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Intangibles
The Company's intangible assets include software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over their estimated useful lives. The costs of developing intangible assets for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	Indefinite
Customer Lists	3 years
Website	3 years

Software Development Costs
The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Note 2. Summary of Significant Accounting Policies (continued)

Deferred Revenue

Deferred revenue represents cash received from customers for which the related revenue has not yet been earned as of March 31, 2025 and 2024. This primarily includes pre-orders of Omni One units and Omni Pro units that have not yet been delivered or refunded by the end of the reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as deferred revenue related to Omniverse Credits and Omni Care subscriptions associated with installed Omni Arena units as of March 31, 2025 and 2024, for which revenue recognition criteria have not been met.

For the years ended March 31, 2025 and 2024, changes in deferred revenue were due to the following:

	March 31, 2025	March 31, 2024
Beginning deferred revenue	$ 1,850,342	$ 1,044,249
Amounts deferred during the year	3,109,944	2,445,020
Less refunds	(90,103)	(29,796)
Less revenue recognized	(3,100,627)	(1,609,131)
Ending deferred revenue	$ 1,769,556	$ 1,850,342

Deferred revenue as of March 31, 2025 and 2024 consists of the following:

	March 31, 2025	March 31, 2024
Omni One	$ 936,821	$ 1,113,649
Omni Pro units and accessories	451,545	455,974
Omni Arena	290,169	206,619
Omni Online	44,104	-
Omniverse credits	37,584	18,767
Omni Care program	9,333	55,333
Total	$ 1,769,556	$ 1,850,342

Advertising Costs

Advertising costs are expensed as incurred, and are included in selling expenses in the accompanying consolidated statements of operations. Total advertising expense for the years ended March 31, 2025 and 2024, was $347,429 and $1,186,550, respectively.

Federal Income Taxes

Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2025 and 2024, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Note 2. Summary of Significant Accounting Policies (continued)

Net Loss Per Share

Basic and diluted net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. The Company presents both basic and diluted net loss per share. Basic net loss per share includes only the weighted-average common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share for the years ended March 31, 2025 and 2024, because the inclusion of potentially dilutive securities would be anti-dilutive.

Potentially dilutive securities that were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive include stock options, warrants, and convertible preferred stock. The total number of potentially dilutive shares excluded from the computation was 24,336,201 for 2025 and 22,814,973 for 2024.

Recent Accounting Pronouncements

The Company is not currently a public company and has not yet determined whether it will qualify as an emerging growth company or smaller reporting company upon its planned registration with the SEC. Accordingly, the Company has applied the effective dates for nonpublic companies for recently issued accounting standards. The Company has considered early adoption of recently issued accounting standards but has not elected to adopt any standards early.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326)*, which significantly changed the allowance for credit losses model by requiring recognition of expected credit losses over the life of the financial asset. The FASB subsequently issued ASU 2019-10, delaying the effective date of Topic 326. For smaller reporting companies subject to SEC regulations, the effective date was delayed from fiscal years beginning after December 15, 2020, to fiscal years beginning after December 15, 2022. For nonpublic companies, the effective date was similarly delayed to fiscal years beginning after December 15, 2022. The Company adopted Topic 326 using a modified retrospective approach effective April 1, 2023, resulting in a decrease to receivables and a cumulative-effect adjustment to retained earnings of $22,483 as of that date.

In January 2017, the FASB issued ASU 2017-04, *Intangibles—Goodwill and Other (Topic 350)*, which simplified the goodwill impairment test by eliminating Step 2 (hypothetical purchase price allocation) and requiring an impairment loss be measured as the excess of a reporting unit's carrying amount over its fair value, not exceeding the carrying amount of goodwill. The ASU also addressed accounting for internally generated intangible assets and improved related financial statement presentation and disclosures. ASU 2017-04 is effective for public entities for fiscal years beginning after December 15, 2019, and for all other entities for fiscal years beginning after December 15, 2022. The Company adopted ASU 2017-04 effective April 1, 2023 and concluded that the adoption did not have a material impact on its consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, I*ncome Taxes (Topic 740) — Improvements to Income Tax Disclosures*, which enhances transparency regarding reconciling items and income taxes paid by jurisdiction. Key new disclosure requirements include qualitative disclosures about reconciling items, disaggregated income (loss) and income tax expense by jurisdiction, and income taxes paid disaggregated by federal, state, and foreign jurisdictions where taxes paid exceed 5% of total. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods therein, with early adoption permitted. For the Company, the earliest fiscal year affected will begin April 1, 2026. The amendments require a cumulative-effect adjustment to retained earnings at the adoption date. The Company is currently evaluating the impact of ASU 2023-09.

Management has reviewed other recently issued but not yet effective accounting standards and believes they will not have a material impact on the Company's consolidated financial statements. The Company will adopt applicable standards as required.

Note 2. Summary of Significant Accounting Policies (continued)

Foreign Currency Remeasurements

The Company's non-U.S. subsidiaries, VML and its wholly-owned subsidiary VML_ZH, along with VMT, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rate fluctuations on consolidated balance sheet accounts were not material for the years ended March 31, 2025 and 2024.

Note 3. Receivables

Receivables consist of the following at March 31:

	2025	2024
Accounts receivable, trade	$ 35,197	$ 57,190
Other receivables	91,302	7,048
Allowance for credit losses	(827)	(34,571)
Receivables, net	$ 125,672	$ 29,667

Changes in the allowance for credit losses account is as follows:

	March 31, 2025	March 31, 2024
Beginning balance	$ 34,571	$ -
Adoption of accounting standard	-	22,483
Credit loss (recovery) expense	(17,912)	43,471
Write-offs charged against the allowance	(13,500)	(31,383)
Recoveries of amounts written off	(2,332)	-
Ending balance	$ 827	$ 34,571

The Company recognizes an allowance for credit losses for accounts receivable and other receivables to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company's expectations as of the balance sheet date.

The Company generally does not carry accounts receivable beyond thirty to sixty days for its U.S. operations, and beyond one year for its foreign subsidiaries, which mostly consist of customer-supplier relationships. Receivables are written off when the Company determines that such receivables are deemed uncollectible, in accordance with its policy. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company's policy for recording the allowance for credit losses for trade receivables involves pooling its receivables based on similar risk characteristics in estimating expected credit losses. In situations where a receivable does not share the same risk characteristics with other receivables, the Company measures those individually. The Company also continuously evaluates such pooling decisions and adjusts as needed from period to period as risk characteristics change. In estimating expected credit losses, the Company considers historical loss experience, current market conditions, and forward-looking macroeconomic trends relevant to its customers' ability to pay.

Note 4. Inventory

Inventory consisted of the following as of:

	March 31, 2025	March 31, 2024
Raw materials	$ 1,321,224	$ 792,640
Work in process	11,111	20,297
Finished goods	123,914	157,553
	$ 1,456,249	$ 970,490

Note 5. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2025	March 31, 2024
Computer equipment	$ 46,946	$ 47,033
Furniture and equipment	46,146	29,926
Machinery and equipment	1,136,733	1,185,182
Leasehold improvements	92,106	72,971
	1,321,931	1,335,112
Less: accumulated depreciation	(857,028)	(812,989)
	$ 464,903	$ 522,123

For the years ended March 31, 2025 and 2024, the Company has recorded depreciation expense in the consolidated statements of operations of $170,369 and $65,135, respectively.

Note 6. Intangibles

Intangible assets consist of the following as of:

	March 31, 2025	March 31, 2024
Assets in progress	$ -	$ 1,817,436
Software and game design	2,578,050	515,328
Trademarks	76,939	69,734
Website	137,070	35,520
Customer list	-	5,000
	2,792,059	2,443,018
Less: accumulated amortization	(810,356)	(503,335)
	$ 1,981,703	$ 1,939,683

Intangible assets in progress at March 31, 2024, represent website costs incurred by the Company

Note 7. Notes Payable

SAFE Notes
On January 20, 2023, the Company's board of directors ("Board" or "Board of Directors") approved the issuance of simple agreements for future equity ("SAFE Notes"). Portions of the capital raised from the sale of SAFE Notes were exempt from the registration requirements of the Securities Act of 1933, as amended ("Securities Act") under Regulation CF and Rule 506(c) of Regulation D of the Securities and Exchange Commission.

The SAFE Notes entitle holders to convert their investment amounts into shares of the Company's Series B preferred stock (see Note 11) upon a qualified equity financing event, generally defined as an issuance of Series B preferred stock for gross proceeds of at least $5,000,000. The conversion price is determined by applying the lesser of (i) a 20% discount to the Series B preferred stock pricing in the triggering round or (ii) a $180,000,000 post-money valuation of the Company.

In a Liquidity Event or dissolution event (as defined in the SAFE Notes), holders are entitled to receive shares of Conversion Stock on an as-converted basis or treatment equal to common stock holders. No such events occurred prior to conversion. Upon maturity, any unconverted SAFE Notes convert automatically into Series B preferred stock at a conversion rate based on the post-money valuation and fully diluted capitalization at that time.

The SAFE Notes do not have voting rights or privileges prior to conversion. Upon conversion, holders receive all rights and privileges of the Series B preferred stock issued in the triggering financing.

Between February 2023 and March 2024, the Company issued SAFE Notes for cash proceeds totaling $4,343,874. Effective March 31, 2024, SAFE Notes with a carrying amount of $3,348,356 converted into 672,887 shares of Series B preferred stock. The remaining SAFE Notes with a carrying amount of $995,518 converted into 199,758 shares on April 21, 2024. In April 2024, additional SAFE Notes were issued for cash proceeds of $3,598,805 and converted into 723,228 shares on April 30, 2024.

The Company accounts for the SAFE Notes in accordance with ASC Topic 480, *Distinguishing Liabilities from Equity*, ASC Topic 815, *Derivatives and Hedging*, and ASC Topic 470, *Debt*. Based on the evaluation of the SAFE Notes' terms, the Company has classified the SAFE Notes as liabilities due to their contingent settlement features and lack of equity indexation under ASC guidance. The embedded conversion option did not meet the criteria for derivative accounting under ASC 815.

SAFE Notes with carrying amounts of $0 and $1,025,383 were included in current liabilities on the consolidated balance sheets as of March 31, 2025 and 2024, respectively. The carrying amounts approximate fair value due to the short-term nature of the instruments and the stability of recent subsequent offering prices. The Company did not revalue outstanding SAFE Notes after issuance and prior to conversion at the balance sheet date, consistent with its accounting policy and applicable accounting guidance.

In a prior period, the Company recorded a SAFE note liability of $29,866 related to offering services received from StartEngine Capital, LLC ("StartEngine"), with the intention of settling those services through the issuance of a SAFE note rather than cash. No SAFE agreement was finalized or executed between the Company and StartEngine.

As such, during the year ended March 31, 2025, the Company reclassified the previously recorded SAFE liability to accrued liabilities. The Company remains potentially obligated for the unpaid offering fees and has retained the liability as a current liability on the consolidated balance sheet accordingly.

Note 7. Notes Payable (continued)

Subordinated Promissory Notes
On July 10, 2024, the Company received Board approval to raise $1,500,000 of subordinated promissory notes (the "2024 Notes"). This authorization was later increased to $2,500,000 on August 8, 2024. Between July and December 2024, the Company raised $2,485,000 through various investors, with an interest rate of 18%.

The 2024 Notes provided for payment of principal and accrued interest at maturity, originally set for December 31, 2024. The Company exercised its option to extend the maturity date to June 30, 2025, and later further extended it to December 31, 2025.

In connection with the investors' purchases of Series B Preferred Stock and Warrants (the "Securities") in December 2024, the Company and certain noteholders entered into Instruments of Cancellation, under which $117,500 of the principal amount and all accrued but unpaid interest of $7,991 was applied toward the purchase of the Securities. As a result, the Company derecognized the extinguished principal and accrued interest and recorded the issuance of Series B Preferred Stock and Warrants as a capital transaction. No gain or loss on extinguishment was recognized.

Simultaneously, the Company issued a new subordinated promissory note dated December 10, 2024, for the remaining $17,500 principal balance of one investor's note, with terms consistent with the original 2024 Notes. This new note remains outstanding as of March 31, 2025, and is classified as a current liability.

As of March 31, 2025, the 2024 Notes, excluding the principal tendered and converted, are reflected in current liabilities on the consolidated balance sheet as $2,367,500 ($0 as of March 31, 2024).

Interest expense related to the subordinated promissory notes was $298,927 and $0 for the years ended March 31, 2025 and 2024, respectively.

Western Technology Investment Note
Effective April 27, 2022, the Company entered into an agreement to obtain financing with Western Technology Investment. The initial commitment of $1,000,000 was received on April 29, 2022. The terms of the note provide for interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which began on March 1, 2023 in monthly installments in the amount of $38,967, with a maturity date of September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock, which according to Topic 470-20, *Debt*, are recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which is amortized over the life of the note.

The discount is being amortized over the life of the note using the effective interest method starting in June 2022. The carrying value of the note at March 31, 2025 was $222,476 ($225,508 principal, less unamortized deferred loan costs of $1,500 and discount of $1,532). The carrying value of the note at March 31, 2024 was $619,996 ($636,755 principal, less unamortized deferred loan costs of $6,000 and discount of $10,759). Discount amortization and amortization of loan costs included in interest expense was $13,727 and $21,685 for the years ended March 31, 2025 and 2024, respectively. Interest expense on the note was $56,359 and $104,362 for the years ended March 31, 2025 and 2024, respectively.

EIDL Loan
On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the "EIDL Loan") in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes.

Note 7. Notes Payable (continued)

The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest was payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $804 and $0 for the years ended March 31, 2025 and 2024, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal
2026	$ 2,593,557
2027	$ 570
2028	$ 592
2029	$ 615
2030	$ 638
Thereafter	$ 21,672
Total	2,617,644
Less: unamortized discount	(3,032)
	$ 2,614,612

Note 8. Leases

The Company accounts for leases in accordance with ASC 842, *Leases*. The Company has elected the package of practical expedients permitted under the transition guidance within ASC 842, which allows the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification of any expired or existing leases, and (iii) not reassess initial direct costs for any existing leases. The Company has also elected the short-term lease exemption for certain leases with a term of 12 months or less.

Right-of-use ("ROU") assets are presented in non-current assets on the consolidated balance sheets, while the corresponding lease liabilities are split between current and non-current liabilities. Because the Company does not have access to the rate implicit in its leases, it applies an incremental borrowing rate based on the information available at lease commencement to determine the present value of future lease payments.

Nature of Leases
The Company leases office and warehouse space in both the United States and China under various operating lease agreements.

- On June 25, 2015, the Company entered into a 39-month lease for its U.S. headquarters. The lease was extended on February 19, 2018, for 60 months, expiring September 30, 2023. On June 28, 2023, the lease was extended an additional 12 months through September 30, 2024, at a monthly base rent of $12,600. On October 1, 2024, the lease was further extended through November 30, 2029, with monthly rent increasing to $14,960 and escalating annually up to $18,204.

- The Company also has several operating leases for an office, warehouse space, and a storage shed in China with lease terms ranging from June 2023 to September 2025. Monthly rent payments range from approximately $800 to $11,000. The Company also maintains a month-to-month apartment lease in China with rent of approximately $1,000 per month.

VIRTUIX HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

Note 8. Leases (continued)

The total amount recorded as ROU as of March 31, 2025, was $835,488, and lease liabilities as of March 31, 2025, was $204,051, which was classified as current liabilities, and $631,437 which was classified as non-current liabilities.

The total amount recorded as right-of-use assets as of March 31, 2024, was $296,437, and lease liabilities as of March 31, 2024, was $222,717, which was classified as current liabilities, and $73,720 which was classified as non-current liabilities.

The total lease expense recognized in the consolidated statements of operations for the years ended March 31, 2025 and 2024 for building leases was $334,767 and $283,325, respectively.

The following future payments due under operating leases as of March 31:

2026	$ 256,812
2027	190,454
2028	198,084
2029	205,999
Thereafter	141,427
Total lease payments	992,776
Imputed Interest	(157,288)
	$ 835,488

As of March 31, 2025, the weighted-average remaining lease term for the operating leases is 4.22 years. The weighted-average discount rate for the operating leases is 7.26% as of March 31, 2025. As of March 31, 2024, the weighted-average remaining lease term for the operating leases is 1.18 years. The weighted-average discount rate for the operating leases is 4.37% as of March 31, 2024.

Note 9. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 10. Commitments and Contingencies

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2025 and 2024, management has recorded royalty expense in the consolidated statements of operations of $68 and $907, respectively.

Note 11. Capital Stock

Effective February 8, 2023, under the Fifth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 30,000,000 shares to 37,000,000 shares, and the Company also increased its authorized Preferred Stock to 29,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, 7,000,000 shares of Series A-2 Preferred Stock, and 7,000,000 shares of Series B Preferred Stock.

Note 11. Capital Stock (continued)

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fifth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

The Fifth Amended and Restated Certificate of Incorporation includes protective provisions that prohibit the Company from taking certain actions without the approval of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis. These include: (i) amending the Certificate of Incorporation or Bylaws in a way that adversely affects the Preferred Stock, (ii) authorizing or issuing equity securities with rights senior to or on par with Preferred Stock, (iii) redeeming or repurchasing shares outside of specific permitted cases, (iv) declaring dividends on Common Stock, and (v) entering into a liquidation, merger, or similar transaction (Deemed Liquidation Event).

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive. Certain change-in-control transactions, including mergers or asset sales, may also constitute "Deemed Liquidation Events" under the Certificate of Incorporation. In such cases, holders of Preferred Stock are entitled to the same liquidation preference as in a traditional dissolution, unless waived by a majority of the affected series.

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332 per share, $2.996 per share, and $6.22 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series B Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2025 and 2024, was $55,536,941 and $46,445,304, respectively.

Terms of Conversion

The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fifth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Note 11. Capital Stock (continued)

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided in the Fifth Amended and Restated Certificate of Incorporation. These protections apply to all series of Preferred Stock and are intended to preserve proportional ownership in the event of dilutive issuances.

Outstanding Stock
At March 31, 2025 and 2024, total outstanding Common Stock was 8,259,644 and 8,250,000, respectively. At both March 31, 2025 and 2024, total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; total outstanding Series A-1 Preferred Stock was 4,646,982; total outstanding Series A-2 Preferred Stock was 6,932,575; and total outstanding Series B Preferred Stock was 2,756,976.

On November 29, 2023, the Company awarded 2,750,000 shares of Common Stock to an advisor. In April 2024, the Company repurchased these shares at par value in the amount of $2,750 in accordance with the award agreement and recorded them as Treasury Stock. On April 5, 2024, the Company reissued the 2,750,000 shares from Treasury Stock to a different advisor and Board member. See Note 12 for additional discussion of the related stock compensation expense.

As mentioned in Note 7, at March 31, 2024, SAFE Notes totaling $3,348,356 were converted to 672,887 shares of Series B preferred stock. Additionally, the Company issued 622,411 shares of Series B preferred stock for an investment of $3,871,396, net of issuance costs of $311,661. At March 31, 2024, total outstanding Series B Preferred Stock was 1,295,298.

In April 2024, SAFE Notes totaling $995,518 were converted to 199,758 shares of Series B preferred stock. Also in April 2024, the Company issued additional SAFE Notes in exchange for a cash investment totaling $3,598,805, which were converted to 723,228 shares of Series B preferred stock on April 30, 2024.

From September 2024 through March 2025, the Company issued 333,580 shares of Series B preferred stock to accredited investors under Regulation D in exchange for cash investments totaling $1,934,496 and the tender of unsecured subordinated notes with a principal and accrued interest amount totaling $124,492. The Company also issued warrants to purchase 238,723 shares of Common Stock of the Company.

From December 2024 through March 2025, the Company issued 205,112 shares of Series B preferred stock to investors participating in a StartEngine investment campaign under Regulation CF, in exchange for cash investments totaling $1,009,593 (net of investor fees). At March 31, 2025, total outstanding Series B Preferred Stock was 2,756,976.

A reconciliation of the beginning and ending balances of each class of the Company's equity, including share issuances, repurchases, conversions, and warrant exercises, is presented in the consolidated statements of stockholders' deficit.

Note 11. Capital Stock (continued)

As of March 31, 2025, the Company has reserved 24,551,226 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,433,728
Conversion of Preferred Stock	21,688,267
Exercise of stock warrants	429,231

Warrants

Warrants are issued in connection with debt (see Note 7) and equity from time to time at the Company's discretion.

As of March 31, 2024, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock, 150,085 shares of Series A-1 Preferred Stock, and 50,066 shares of Series A-2 Preferred Stock, for a total of 356,401 shares of Preferred Stock.

During the year ended March 31, 2025, 156,250 warrants for Series Seed Preferred Stock expired and 238,723 warrants for Common Stock were issued.

The fair value of the 238,723 Common Stock warrants associated with the Series B equity as of their issuance date was determined to be $394,132 using the Black-Scholes model with the following assumptions.

Stock Price	$1.66
Exercise Price	$.01
Dividend Yield	0.00%
Volatility	80.00%
Risk-free Rate	3.89-4.30%
Expected Years	3.5

During the year ended March 31, 2025, Common Stock warrants were exercised for 9,644 shares of Common Stock.

As of March 31, 2025, the Company had warrants exercisable into 150,085 shares of Series A-1 Preferred Stock and 50,066 shares of Series A-2 Preferred Stock for a total of 200,151 shares of Preferred Stock, and 229,079 shares of Common Stock. The warrants are all exercisable as of both March 31, 2025 and 2024. The warrants have a weighted average exercise price of $1.26 per share, with a weighted average remaining term to expiration of 5.93 years (see Note 7 for more discussion on warrants).

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants or additional paid-in capital – common stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock or additional paid in capital - common stock for the related stock purchased.

Note 12. Stock Compensation Expense

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in Note 11, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the "Plan"), for which 2,500,000 shares of common stock were reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant

Note 12. Stock Compensation Expense (continued)

date. The Plan expired on April 6, 2024; however, 583,728 issued awards remained outstanding as of March 31, 2025.

On January 22, 2025, the Company adopted a new Long Term Incentive Plan (the "2025 Plan"), providing for the issuance of up to 1,850,000 shares of Common Stock of the Company upon the exercise of options or the issuance of restricted stock awards under the 2025 Plan. The Company approved the issuance of option grants to employees of the Company under the 2025 Plan totaling 1,635,000 optioned shares as of March 31, 2025.

Incentive Stock Options ("ISOs") are granted to certain employees of Virtuix, Inc. from time to time. As of March 31, 2025 and 2024, 1,590,823 and 1,515,823 ISO options were granted since inception, respectively.

As of March 31, 2025 and 2024, respectively, 159,258 and 430,508 ISO options were vested. As of March 31, 2025 and 2024, respectively, 1,255,940 and 885,315 ISO options were forfeited. As of March 31, 2025 and 2024, respectively, 95,625 and 0 ISO options were expired.

The Board of Directors of the Company granted three non-qualified stock options ("NQSOs") for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc. in a previous year. These NQSOs expired during the year ended March 31, 2025. During the year ended March 31, 2025, the Board of Directors of the Company granted two NQSOs for a total of 1,540,000 shares, with an exercise price of $1.66 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2025 and 2024, 3,254,000 and 1,714,000 total NQSO options had been granted since inception, respectively, and 1,910,303 and 1,501,500, respectively, NQSO options were vested. As of March 31, 2025 and 2024, 112,500 NQSO options were forfeited. As of March 31, 2025 and 2024, respectively, 1,182,030 and 0 NQSO options were expired.

Compensation expense pertaining to ISOs of $24,545 and $29,800, and compensation expense pertaining to NQSOs of $1,188,650 and $10,998 was recorded for the years ended March 31, 2025 and 2024, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2025 and 2024, was $65,902 and $32,560, respectively, and will be recognized over a weighted-average period of approximately 20 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting

Note 12. Stock Compensation Expense (continued)

tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The assumptions utilized in determining the fair value of option grants during the years ended March 31, 2025 and 2024, are as follows:

	2025	2024
Exercise Price - ISOs	1.66	N/A
Exercise Price - NQSOs	1.66	N/A
Dividend Yield	0.00%	N/A
Volatility	80.00%	N/A
Risk-free Rate - ISOs	4.36%	N/A
Risk-free Rate - NQSOs	4.36%	N/A
Years to Expiration - ISOs	5	N/A
Years to Expiration - NQSOs	5	N/A

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options for the years ended March 31, 2025 and 2024, is as follows:

	2025		2024	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	2,232,008	$ 0.33	2,267,008	$ 0.31
Granted	1,635,000	1.66	-	-
Exercised	-	-	-	-
Forfeited	(370,625)	0.55	(35,000)	0.65
Expired	(1,277,655)	0.11	-	-
Outstanding - End of Period	2,218,728	$ 1.40	2,232,008	$ 0.33
Exercisable at End of Period	2,069,561	$ 1.42	1,932,008	$ 0.28
Weighted average duration to expiration of outstanding options at period-end (years)	8.3		2.3	
Weighted average grant date fair value	$ 0.76		$ 0.30	

The total intrinsic value of the stock options at March 31, 2025 and 2024, respectively, is $580,843 and $2,974,353.

As mentioned in Note 11, the Company awarded 2,750,000 shares of Common Stock to an advisor on November 29, 2023. The shares were legally transferred on the grant date, and the award agreement included a repurchase right allowing the Company to repurchase the shares at par value if the award recipient failed to fund a SAFE investment following the Company's achievement of certain presale order targets by March 31, 2024. Although the Company met the presale targets, the recipient did not fund the SAFE investment. In accordance with ASC 718, the Company recorded stock compensation expense of $4,647,500, based on the grant-date fair value of $1.69 per share, in the year ended March 31, 2024.

25

Note 12. Stock Compensation Expense (continued)

The Company exercised its repurchase right by providing notice and paying the par value on April 1, 2024. As a result, 2,750,000 shares were returned and recorded as Treasury Stock.

On April 5, 2024, the Company reissued the repurchased shares held in Treasury Stock to a different advisor under a new award agreement with no repurchase contingencies. Stock compensation expense related to this new award was $4,647,500 for the year ended March 31, 2025, based on the same fair value per share. The Company relieved Treasury Stock of $2,750, recording the remaining $4,644,750 to additional paid-in capital. The advisor receiving the award was appointed to the Company's Board of Directors on the same date.

Note 13. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Deferred tax assets consisted of the following at March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Deferred tax assets:		
Share-based compensation expense	$ 2,277,559	$ 1,051,968
Net operating loss carryforward	8,493,999	6,969,218
Long-term deferred tax liabilities:		
Property and equipment	(637,405)	(353,148)
Net deferred tax assets and liabilities	10,134,153	7,668,038
Valuation allowance	(10,134,153)	(7,668,038)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making this determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent operating results. The federal tax rate in effect affecting future tax benefits at March 31, 2025 and 2024 was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined that a full valuation allowance is required due to cumulative losses through March 31, 2025 and continued net operating losses for the years ended March 31, 2025 and 2024. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2025 and 2024.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of March 31, 2025, NOL carryforwards available to offset future taxable income totaled $40,447,615. Of this amount, $12,561,963 relates to tax years prior to 2018 and will expire between 2034 and 2038. The remaining $27,885,652 relates to tax years beginning after December 31, 2017, and may be carried forward indefinitely but is limited to offsetting 80% of taxable income in future years under current federal tax law.

Although the CARES Act (enacted in March 2020) temporarily permitted NOL carrybacks for certain tax years and suspended the 80% limitation, the Company did not generate taxable income in prior

Note 13. Income Taxes (continued)

years and therefore has not benefited from carryback provisions. The entire balance has been fully reserved in the valuation allowance discussed above.

The Company's effective tax rate for the years ended March 31, 2025 and 2024 was 0% due to the full valuation allowance on the net deferred tax assets.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition.

Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2025 and 2024, was $2,353 and $10,676, respectively.

Note 14. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method.

As of March 31, 2025, the Joint Venture had total assets of $287,330, total liabilities of $344,488, and total deficit of $(57,158).

As of March 31, 2024, the Joint Venture had total assets of $380,208, total liabilities of $406,860, and total deficit of $(26,652).

For the fiscal year ended March 31, 2025, the Joint Venture had operating revenue of $54,027, cost of goods sold of $36,801, operating costs of $47,732, and net loss of $30,506. Under the equity method, net loss attributable to the Company was $14,948, resulting in a share of loss in joint venture of $14,948 in the consolidated statement of operations for the year ended March 31, 2025.

For the fiscal year ended March 31, 2024, the Joint Venture had operating revenue of $277,215, cost of goods sold of $200,332, operating costs of $118,028, and net loss of $41,145. Under the equity method, net loss attributable to the Company was $20,161, resulting in a share of loss in joint venture of $20,161 in the consolidated statement of operations for the year ended March 31, 2024.

During the years ended March 31, 2025 and 2024, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $42,754 and $111,218 , respectively. As of March 31, 2025, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $7,293. As of March 31, 2024, the Company's China subsidiary had zero accounts receivable from Heroix, had zero accounts payable to Heroix, and held prepayments from Heroix for unshipped orders of $45,379.

Note 15. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2025 and 2024, in the consolidated statements of operations are as follows:

	March 31, 2025	March 31, 2024
SALES		
Omni Pro units and accessories, net of discounts	$ 60,041	$ 205,846
Omniverse credits	214,257	296,703
Omni Care program	130,990	256,667
Omni Arena	429,927	1,637,283
Omni One	2,755,223	12,421
NET SALES	$ 3,590,438	$ 2,408,920

Note 16. Segment Reporting

The Company operates in a single operating segment: the design, development, marketing, and sale of omni-directional treadmills, accessories, and related services to consumer and commercial customers. This single operating segment has been identified based on internal management structure and reporting to the Company's Chief Operating Decision Maker ("CODM"), the Company's Chief Executive Officer.

The Company's CODM evaluates segment performance based on the revenues, gross profit and operating loss of the segment and uses internal financial statements to make decisions regarding resource allocation. Revenues, gross profit and operating loss used by the CODM are presented on the accompanying consolidated statements of operations. The measure of segment assets is represented as total assets presented on the accompanying consolidated balance sheets. While there are intercompany transactions between consolidated entities, these are eliminated in consolidation and do not impact the Company's single segment presentation.

The Company has not identified any reportable segments other than the single operating segment discussed.

Note 17. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $14,648,792 and $12,401,393 for the years ended March 31, 2025 and 2024, respectively, and has an accumulated deficit of $57,857,840 and $47,843,798 as of March 31, 2025 and 2024, respectively. The Company has limited working capital and liquid assets as of March 31, 2025 relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:
1. The Company will continue to ramp up production of Omni One and anticipates significant revenues from the Omni One product line going forward.
2. The Company continues to raise capital from existing and new shareholders as necessary to fund its operating needs.

Note 17. Going Concern (continued)

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 18. Patents

As of March 31, 2025, the Company owns fifteen issued utility patents and nine issued design patents, and eight additional applications are still pending.

Note 19. Subsequent Events

Management has evaluated subsequent events through July 22, 2025, the date the consolidated financial statements were available to be issued.

From April to July 2025, the Company issued 16,630 shares of Series B preferred stock to accredited investors under Regulation D in exchange for cash investments totaling $77,990.

From April to August 2025, the Company issued 286,805 shares of Series B preferred stock to investors participating in a StartEngine investment campaign under Regulation CF, in exchange for cash investments totaling $1,498,286 (net of investor fees).

Effective June 2025, the Company amended the 2024 Notes to allow for cancellation of 2024 Notes for current investors and subsequent issuance of Series B preferred stock through the 2025 Subscription Agreement. As a result, 2024 Notes principal and accrued interest of $462,975 were cancelled and 74,430 shares of Series B preferred stock and warrants to purchase 74,430 shares of Common Stock of the Company were issued under the 2025 Subscription Agreements, resulting in remaining 2024 Notes principal amount of $1,967,500 as of March 31, 2025. Also effective June 2025, the Company reserved 500,000 shares of Series B preferred stock and 500,000 shares of Common Stock for issuance under the 2025 Subscription Agreements.

The Company issued two unsecured promissory notes to related parties, totaling $217,677.50, due September 30, 2025.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

CERTIFICATION

I, Jan Goetgeluk, Principal Executive Officer of Virtuix Holdings Inc., hereby certify that the financial statements of Virtuix Holdings Inc. included in this Report are true and complete in all material respects.

Jan Goetgeluk

CEO